August 2, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anu Dubay, Senior Counsel

Re:       Pear Tree Funds
Request for Withdrawal of Form AW (File No. 333-102055)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Pear Tree Funds, a Massachusetts business trust (the "Registrant"), hereby requests withdrawal of the Form AW that was previously filed by the Registrant with the Commission on August 1, 2017 (Accession No. 0000722885-17-000121).  The Registrant has determined that the Form AW was inadvertently filed as a Form AW rather than a Form RW, and that it is in the best interests of the Registrant and the public that the filing be withdrawn.

The Registrant respectfully requests that the Commission consent to the withdrawal of the above referenced Form AW, effective as of the filing of this request.

Please send copies of the written order granting withdrawal of the Form AW to John Hunt, Sullivan & Worcester LLP, counsel to the Registrant, via email at jhunt@sandw.com.

Should you have any questions regarding this matter, please contact John Hunt at (617) 338-2961 or, in his absence, Laura Miller at (617) 338-2858.

Very truly yours,

/s/    Willard L. Umphrey

Willard L. Umphrey
President

cc (via e-mail):
Deborah A. Kessinger, Esq. – Pear Tree Advisors, Inc.
John Hunt, Esq. – Sullivan & Worcester LLP
Laura Miller, Esq. - Sullivan & Worcester LLP

{B2178434; 2}